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Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 333-129218

FALCONBRIDGE EMPLOYEE SHARE SAVINGS PLAN

QUESTIONS & ANSWERS — JULY 12, 2006

1.
If I tendered my ESSP shares to the Inco offer and want get them back, in order to do so, do I have to withdraw my tender to the Inco Offer?

  Yes. Any shares that have been tendered to the Inco Offer cannot be retrieved without first withdrawing the tender to the Inco Offer. However, please note that because of certain limitations on withdrawing ESSP shares tendered to the Inco Offer and the current timing, at this time you are unable to effect a withdrawal of those shares unless Inco extends its current bid expiry date (July 13).

2.
If the Inco bid expiry date is extended, what process do I follow if I would like to try and withdraw my tender?

  If Inco extends its Offer expiry date and you wish to withdraw your shares tendered under the Inco offer, you should notify Morneau Sobeco, in writing, as soon as possible, requesting your tender to the Inco Offer be withdrawn in one of two ways:

  1.
  complete and sign the same Inco tender form as you completed when you tendered your Falconbridge shares, but indicate "0" in "Deposit             % of the Falconbridge Common Shares held in my ESSP account as at the ESSP Expiry Date"; or,

  2.
  fax (or scan and e-mail) a letter addressed to Morneau Sobeco, clearly indicating:

  i.
  your name

  ii.
  employee number

  iii.
  the Plan (Falconbridge ESSP)

  iv.
  your request to withdraw your Inco tender

  v.
  your signature and the date signed

  Fax No: 1-416-445-9948

  E-mail: norfalcessp@morneausobeco.com

  Because of certain limitations on withdrawing ESSP shares tendered to the Inco Offer, depending on the date you submit your request to withdraw, you may not be able to effect a withdrawal of those shares in all cases.

3.
Why is the deadline for tendering of ESSP shares earlier than the July 13th, 2006 deadline of the Inco Offer?

  Morneau Sobeco, the Plan Administrator for Falconbridge's ESSP, is required to submit the aggregate number of shares tendered to the Depository (in this case CIBC Mellon) prior to the deadline of the Offer. The Plan Administrator requires time to collect, count and verify all shares tendered, obtain a share certificate and formally submit it to the Depository. This timeline is consistent with shares that are tendered through third party administrators and many brokerage houses.

4.
If I have tendered my ESSP shares to the Inco Offer as it currently stands, what are the implications if the Inco Offer is successful?

  If the Inco Offer as it presently stands is successful, your tendered shares will be taken up by Inco and you will receive cash and/or shares based on your election on the tender form, subject to pro-ration as described in Inco's Offer dated October 24, 2005.

5.
If I have tendered my ESSP shares to the Inco Offer as it currently stands, what are the implications if the Inco Offer is not successful?

  If the Inco Offer as it presently stands in not successful (currently requires at least 66 2/3% of all Falconbridge shares to tender), your tendered shares will be returned to your ESSP account at Morneau Sobeco.

6.
If I have tendered the Falconbridge shares in my ESSP account to the current Inco Offer and Inco increases or otherwise revises and extends its Offer, will the tender form I submitted to the current Inco Offer automatically be transferred to the new Inco Offer?

  Yes. If you have already tendered to the Inco Offer, the terms and conditions of an amended Offer will automatically apply and you need not re-submit your tender document.

7.
Will we be provided the opportunity to tender our ESSP shares to the Xstrata Offer announced yesterday morning?

  You will be able to tender any ESSP shares held in your account that have either not yet been tendered or that have been returned to your account, either through a successful tender withdrawal or as a result of the Inco Offer not being successful.

  The Xstrata Offer will be made available on the Falconbridge Intranet along with the required tender form, as well as on the ESSP website and through your local Human Resources department.

8.
What is the deadline to tender my Falconbridge shares in my ESSP account to the Xstrata Offer?

  The deadline for tendering the shares in your ESSP account to the Xstrata offer is noon (Toronto time) on Monday, July 17th, 2006.

9.
If I would like to tender to the Xstrata Offer and I have already tendered to the Inco Offer, do I have to withdraw my tender to the Inco Offer in order to tender to the Xstrata Offer?

  Yes, provided the withdrawal request is within the allowable withdrawal timeframe. A tender form submitted to the Xstrata Offer will not supersede the tender form submitted to the Inco Offer.

10.
If I have tendered my Falconbridge shares in my ESSP account to the Xstrata Offer and Inco subsequently makes another offer that I would like to tender to, do I first have to withdraw my tender from the Xstrata Offer to tender to the subsequent Inco offer?

  Yes. You would follow the same process as in # 2, above.

11.
How do I decide which offer to tender my shares to?

  The decision on which offer to tender your shares to is strictly a personal one. We urge each employee to carefully read and consider the offers on their own merits and consult a professional advisor, as appropriate.

12.
What happens if I submit a request to sell shares once the tender deadline has passed?

  Only shares that have not been tendered will be sold per your share sale request.

13.
Who can I call if I have any additional questions?

  Questions with respect to the tendering process can be directed to Morneau Sobeco's Call Centre at 1-866-899-3335. Additionally, you can talk to your Human Resources representative and if they do not have the immediate answer, they will source it.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and amendments thereto with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.

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FALCONBRIDGE EMPLOYEE SHARE SAVINGS PLAN QUESTIONS & ANSWERS — JULY 12, 2006